

Mail Stop 4631

January 25, 2010

Mr. Anthony J. Branca
Chief Financial Officer
ICON Capital Corp.
100 Fifth Avenue – 4th Floor
New York, NY 10011

> **Re: ICON Cash Flow Partners, L.P. Seven Liquidating Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-27926**

Dear Mr. Branca:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant